

25002942

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**ANNUAL REPORTS**
**FORM X-17A-5**
**PART III**

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| SEC FILE NUMBER |
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| 8-43976 |

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
(MM/DD/YY)                                        (MM/DD/YY)

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**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: **L.J. Hart & Company**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**8000 Forsyth Blvd, CLHART**
(No. and Street)

**St. Louis**                    **Missouri**                    **63105**
(City)                            (State)                          (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Thomas J. Pisarkiewicz (636) 537-9939**          tpisarkiewicz@ljhartco.com
(Name)          (Area Code – Telephone Number)          (Email Address)

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**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Anders, Minkler, Huber & Helm, LLP**
(Name – if individual, state last, first, and middle name)

**800 Market Street, Suite 500**     **St. Louis**     Missouri     **63101**
(Address)                             (City)            (State)      (Zip Code)

**01/25/2005**                                          **2100**
(Date of Registration with PCAOB)(if applicable)        (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

i

## OATH OR AFFIRMATION

I, ____Thomas J. Pisarkiewicz_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____L.J. Hart & Company_____ , as of ____12/31_____ , 2024____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title: _____
President/CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**L.J. Hart & Company**
(A Wholly Owned Subsidiary of Commerce Bank)
Reports of Independent Registered Public Accounting Firm and
Financial Statements
December 31, 2024
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



**L.J. Hart & Company**
December 31, 2024

SEC Mail Processing

MAR 1 0 2025          **Table of Contents**

Washington, DC
United States Securities and Exchange Commission's



**Report of Independent Registered Public Accounting Firm**

Board of Directors
L.J. Hart & Company
Clayton, Missouri

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on L.J. Hart & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.J. Hart & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

**Auditor's Report on Supplemental Information**

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is  presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Anders Minkler Huber & Helm LLP*

We have served as L.J. Hart & Company's auditor since 2014.

Saint Louis, Missouri

March 3, 2025

# L.J. Hart & Company
## (A Wholly Owned Subsidiary of Commerce Bank)
### Statement of Financial Condition
### December 31, 2024

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,897,432 |
| Deposit with clearing broker | | 25,000 |
| Accounts receivable | | 450,159 |
| Equipment, net of accumulated depreciation of $5,129 | | 34,458 |
| Operating lease right-of-use assets | | 10,369 |
| Deferred income taxes | | 138 |
| Other assets | | 7,678,763 |
| **Total assets** | $ | **11,096,319** |

## Liabilities and Stockholder's Equity
### Liabilities

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 616,723 |
| Operating lease obligations | | 10,498 |
| Current income taxes payable | | 47,784 |
| **Total liabilities** | | **675,005** |

### Stockholder's Equity

| | | |
|---|---|---|
| Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares | | 83,000 |
| Additional paid-in capital | | 9,738,628 |
| Retained earnings | | 599,686 |
| **Total stockholder's equity** | | **10,421,314** |
| **Total liabilities and stockholder's equity** | $ | **11,096,319** |

# L.J. Hart & Company
### (A Wholly Owned Subsidiary of Commerce Bank)
### Statement of Income
### Year Ended December 31, 2024

**Revenues and Security Activities**

| | | |
|---|---:|---:|
| Underwriting and commissions | $ | 5,028,441 |
| Interest and dividends | | 14,030 |
| Other revenue | | 2,771 |
| **Total revenues and security activities** | | **5,045,242** |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 2,814,849 |
| Underwriting | 592,791 |
| Communication and data processing | 50,870 |
| Regulatory fees | 125,361 |
| Occupancy | 68,087 |
| Depreciation | 5,129 |
| Professional services | 68,236 |
| Travel and entertainment | 181,593 |
| Fees paid to affiliates | 409,546 |
| Other operating expenses | 164,628 |
| **Total expenses** | **4,481,090** |
| **Earnings before income taxes** | **564,152** |

**Income tax expense**

| | | |
|---|---:|---:|
| Current | | 107,460 |
| Deferred | | 27,132 |
| Total income tax expense | | 134,592 |
| **Net Income** | $ | **429,560** |

## L.J. Hart & Company
### (A Wholly Owned Subsidiary of Commerce Bank)
### Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2024

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, January 1, 2024** | 100,000 | $ 83,000 | $ 9,326,307 | $ 170,126 | $ 9,579,433 |
| Stock-based compensation | - | - | 412,321 | - | 412,321 |
| Net income | - | - | - | 429,560 | 429,560 |
| **Balance December 31, 2024** | **100,000** | **$ 83,000** | **$ 9,738,628** | **$ 599,686** | **$ 10,421,314** |

# L.J. Hart & Company
## (A Wholly Owned Subsidiary of Commerce Bank)
### Statement of Cash Flows
### Year Ended December 31, 2024

| | | |
|---|---|---:|
| **Operating Activities** | | |
| Net income | $ | 429,560 |
| Items not requiring cash | | |
| Depreciation | | 5,129 |
| Deferred income taxes | | 26,833 |
| Accrued current income taxes | | (13,163) |
| Stock-based compensation | | 412,321 |
| Accretion expense on lease obligations | | (67) |
| Changes in: | | |
| Accounts receivable | | 166,133 |
| Accounts payable and accrued expenses | | 199,476 |
| Other assets | | 19,635 |
| **Net cash provided by operating activities** | | **1,245,857** |
| | | |
| **Investing Activities** | | |
| Purchase of equipment | | (39,587) |
| **Net cash used in investing activities** | | **(39,587)** |
| | | |
| **Increase in Cash and Cash Equivalents** | | **1,206,270** |
| | | |
| **Cash and Cash Equivalents,** Beginning of Year | | 1,691,162 |
| | | |
| **Cash and Cash Equivalents,** End of Year | $ | 2,897,432 |

### Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the Company) is incorporated in the State of Missouri and is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934* and is not required to comply with Rule 15c3-3 as setforth in guidance described in Footnote 74 of the SEC Release No. 34-70073.

#### *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

#### *Revenue Recognition*

The Company mainly underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting revenues also include fees earned from providing financial advisory services, which are recorded when the services to be performed are complete.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

#### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2024, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2024, the Company's cash accounts exceed federally insured limits by $2,228,361.

### Deposit with Clearing Broker

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Deposit with clearing broker* on the Statement of Financial Condition.

### Accounts Receivable

Receivables from customers include amounts owed on securities transactions. An allowance for credit loss is based on an analysis of expected collection rates determined from historical experience, current conditions, and reasonable and supportable forecasts. No allowance for credit loss was considered necessary as of December 31, 2024. On the Statement of Financial Condition, *Accounts receivable* was $450,159 as of December 31, 2024, and was $616,292 as of December 31, 2023.

### Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the second business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

### Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The Company maintains office equipment that is assigned an estimated useful life of 5 years.

# L.J. Hart & Company
## (A Wholly Owned Subsidiary of Commerce Bank)
### Notes to Financial Statements
### December 31, 2024

*Leases*

Lease arrangements entered into by the Company are classified as either a finance or operating lease on an individual basis. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, on a straight-line basis. On the lease commencement date, the Company records a right-of-use asset and a lease liability for all leases other than those that have a term of 12 months of less, taking into consideration all relevant quantitative and qualitative factors. The lease liability is equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or the Company's incremental borrowing rate. The right-of-use asset is stated at the initial measurement of the lease liability with adjustments for any initial direct costs incurred or incentives received.

*Goodwill*

Goodwill has an indefinite useful life that is not amortized but is assessed for impairment on an annual basis or more frequently in certain circumstances. When testing for goodwill impairment, the Company may initially perform a qualitative assessment. Based on the results of this qualitative assessment, if the Company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative analysis is performed. Quantitative valuation methodologies include a combination of formulas using current market multiples, based on recent sales of broker-dealers within the Company's geographic marketplace. If the fair value is less than the carrying amount, an impairment has occurred and is measured as the amount by which the carrying amount exceeds the fair value. The Company has not recorded impairment resulting from goodwill impairment tests. However, adverse changes in the economic environment, operations of the company, or other factors could result in a decline in fair value.

*Income Taxes*

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2024 included a deferred tax asset of $118,071 relating to stock-based compensation, $41,777 relating to accrued expenses, and a deferred tax liability of $157,220 relating to amortization of goodwill. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense.

*Stock-based compensation*

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

## Note 2: Property and Equipment

Property and equipment consists of the following at December 31, 2024:

| | |
|---|---:|
| Office equipment | 39,587 |
| Less accumulated depreciation | (5,129) |
| **Net property and equipment** | **$ 34,458** |

## Note 3: Related-Party Transactions

A portion of the Company's expenses represent payments to the Parent and affiliated companies for various administrative services provided to the Company. Under an ongoing expense sharing agreement, the Company paid $409,546 in reimbursements primarily related to data processing and management fee expenses. In addition, the Company has master selling group agreements with affiliates in connection with the negotiated purchase and public offering of municipal securities. Under the master selling group agreements, the Company paid $384,933. The Company also maintains a noninterest-bearing deposit account at the Parent. The balance amounted to $2,427,094 at December 31, 2024.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards are fully vested after 5 years of continued employment.

| | |
|---|---:|
| **Beginning balance, nonvested shares** | **28,045** |
| Shares granted through dividend | 1,395 |
| Shares vested | (5,657) |
| Shares forfeited | (1,131) |
| **December 31, 2024, nonvested shares** | **22,652** |

At December 31, 2024, there was $491,771 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 3.5 years.

Stock-based compensation expense recognized in the Statement of Income during 2024 was $412,321 while the related income tax benefit recognized in the Statement of Income was $95,180. Stock-based compensation is recorded as a contribution to additional paid-in capital, which also totaled $412,321 during 2024.

## Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $560,523 which exceeded the minimum required amount by $460,523. The Company's ratio of aggregate indebtedness to net capital was 1.186 to 1.

### Note 5: Retirement Savings Plan

Substantially all of the Company's employees are covered by a defined contribution 401(k) plan offered by CBI, under which the Company makes matching contributions. The Company recorded 89,236 of expense related to CBI's 401(k) plan.

### Note 6: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

### Note 7: Operating Lease

The Company has one operating lease for office equipment that expires November 2025. The lease arrangement has an option to extend or terminate the lease at the end of the term. The amount of the lease liability and corresponding right-of-use assets are recorded on the Statement of Financial Condition at the present value of the remaining lease payments discounted using the Company's incremental borrowing rate at the time of lease inception, which is estimated to be 4.78%.

The future minimum lease liabilities for the years ending December 31 are as follows:

| Year | Operating Leases |
|---|---|
| 2025 | 10,498 |
| **Total** | **$ 10,498** |

### Note 8: Goodwill

The Company recorded Goodwill in the amount of $7,617,949 as part of the acquisition by its Parent on June 1, 2023. This amount is included in *Other assets* on the Statement of Financial Condition. As a result of ongoing assessments, no impairment of goodwill was recorded in 2024. Further, the annual assessment of qualitative factors on January 1, 2025 revealed no likelihood of impairment as of that date.

### Note 9: Commitments, Contingencies or Guarantees

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. The Company is not aware of any commitments, contingencies or guarantees that might result in a material loss or a material future obligation. It is the opinion of management that the disposition or ultimate resolution of any such claim will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

### Note 10: Subsequent Events

Subsequent events have been evaluated through March 3, 2025, which is the date the financial statements were issued.

**Supplementary Information**

# L.J. Hart & Company
## (A Wholly Owned Subsidiary of Commerce Bank)
### Schedule 1
### Computation of Net Capital Under Rule 15c3·1 of the Securities
### and Exchange Commission
### December 31, 2024

| | | |
|---|---|---:|
| **Total Stockholder's Equity** | $ | 10,421,314 |
| | | |
| **Non-Allowable Assets** | | |
| Deposit with clearing broker | | 25,000 |
| Equipment, net | | 34,458 |
| Operating lease right-of-use assets | | 10,369 |
| Deferred income taxes | | 138 |
| Other assets | | 7,678,763 |
| Cash at affiliate in excess of estimated four weeks' average expenses | | 2,106,038 |
| Total non-allowable assets | | 9,854,766 |
| | | |
| **Net Capital Before Haircuts on Security Positions** | | 566,548 |
| | | |
| **Haircuts on Securities** | | |
| Money market fund | | 6,025 |
| Total haircuts on securities | | 6,025 |
| | | |
| **Net Capital** | $ | 560,523 |
| | | |
| **Aggregate Indebtedness** | $ | 664,636 |
| | | |
| **Computation of Basic Net Capital Requirements** | | |
| Minimum net capital required | $ | 44,309 |
| Minimum dollar net capital requirement | $ | 100,000 |
| Net capital requirement (greater above) | $ | 100,000 |
| Excess net capital | $ | 460,523 |
| | | |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 1.186 |

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

# L.J. Hart & Company
## (A Wholly Owned Subsidiary of Commerce Bank)
### Schedule 2
### Exemption Report
### December 31, 2024

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)    The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2)    The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3)    The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024.

**L.J. Hart & Company**

I, Thomas J. Pisarkiewicz, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

_____
Signature

_____
President/CFO
Title

March 3, 2025



## Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provision of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed the following exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(ii) (exemption provision) and (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified exemption provision throughout the most recent fiscal year without exception

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.J. Hart & Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 14

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*Anders Minkler Huber & Helm LLP*

Saint Louis, Missouri

March 3, 2025